U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     )

                                 WORLD AM, INC.
                                 COMMON STOCK

                                   98142E508
                                 (CUSIP NUMBER)

                         4040 MacArthur Blvd., Suite 240
                           Newport Beach, CA 92660


           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                January 9, 2006

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  STEVE VICORY,
Social Security No.:

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________

(b)__________________________________________________________

3.  SEC Use Only:
_____________________________________________________________

4.  Source of Funds (See Instructions):  OO
_____________________________________________________________

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
_____________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
_____________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  12,000,000
_____________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________

9.  Sole Dispositive Power:  12,000,000
_____________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  12,000,000
_____________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares:
_____________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  9.15%
_____________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes
Certain Shares:
_____________________________________________________________
_____________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

World Am , Inc.
Common Stock, $.0001 par value
4040 MacArthur Blvd., Suite 240
Newport Beach, CA 92660

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Steve Vicory
(b)  P.O. Box 2390, Palm Springs, CA 92263
(c)  None
(d)  None
(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Steve Vicory agreed to perform certain consulting services for the Issuer in exchange for 12,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer and the Reporting Person to resolve issues arising out of a contract between the Reporting Person and the Issuer. The shares were payable in return for services rendered, In order to conserve the limited operating capital of the Issuer. In this situation, the Issuer previously received services and consulting including but not limited to, business planning, strategy and marketing. Additionally, Steve Vicory assisted the Issuer with public mergers and acquisitions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Reporting Person acquired 12,000,000 shares of the Issuer on January 9, 2006. After the Reporting Person acquired the aforementioned shares of the Issuer on January 9, 2006, such amount represented approximately 9.15% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer; except a 10B5-1 plan covering the sale of certain shares received. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date: January 9, 2006                /s/  Steve Vicory
                                          Steve Vicory